UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 4)

NAVISTAR INTERNATIONAL CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

63934E108
(CUSIP Number)

Dr. Klaus Schartel TRATON SE Dachauer Str. 641 80995 München +49 89 36098 70
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. TRATON SE f/k/a Volkswagen Truck & Bus GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 16,629,667 shares of Common Stock*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 16,629,667 shares of Common Stock*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,629,667 shares of Common Stock*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.71%**
14.	Type of Reporting Person (See Instructions) OO

* Represents 16,242,012 newly issued shares of common stock, par value $0.10 per share (“Common Stock”) of Navistar International Corporation (the “Company”) pursuant to the Stock Purchase Agreement, dated as of September 5, 2016, between TRATON SE (“TRATON”) and the Company (the “Purchase Agreement”) and 387,655 shares of Common Stock purchased through December 31, 2017 pursuant to a Rule 10b5-1 trading plan adopted by TRATON on June 16, 2017.

** Based on 99,508,416 shares of Common Stock outstanding as of August 31, 2020 as reported by the Company in its quarterly report on Form 10-Q for the quarterly period ended July 31, 2020.

CUSIP No.
1.	Names of Reporting Persons. Volkswagen Aktiengesellschaft
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 16,629,667 shares of Common Stock*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 16,629,667 shares of Common Stock *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,629,667 shares of Common Stock *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.71%**
14.	Type of Reporting Person (See Instructions) HC, CO

* Represents 16,242,012 newly issued shares of common stock, par value $0.10 per share (“Common Stock”) of Navistar International Corporation (the “Company”) pursuant to the Stock Purchase Agreement, dated as of September 5, 2016, between TRATON SE (“TRATON”) and the Company (the “Purchase Agreement”) and 387,655 shares of Common Stock purchased through December 31, 2017 pursuant to a Rule 10b5-1 trading plan adopted by TRATON on June 16, 2017.

** Based on 99,508,416 shares of Common Stock outstanding as of August 31, 2020 as reported by the Company in its quarterly report on Form 10-Q for the quarterly period ended July 31, 2020.

Item 1. Security and Issuer

This statement constitutes Amendment Number 4 to the Schedule 13D relating to the issued and outstanding shares of common stock, par value $0.10 per share (the “Common Stock”), of Navistar International Corporation, a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on March 10, 2017 (the “Original 13D”), as amended by Amendment No. 1 thereto filed on April 18, 2018 (“Amendment No. 1”), Amendment No. 2 thereto filed on January 30, 2020 (“Amendment No. 2”), and Amendment No. 3 thereto filed on September 10, 2020 (“Amendment No. 3”, and collectively, with the Original 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”) on behalf of the Reporting Persons to furnish the additional information set forth herein. The principal executive offices of the Issuer are located at 2701 Navistar Drive, Lisle, Illinois 60532. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such term in the Schedule 13D.

The Reporting Persons are filing this Amendment No. 4 in connection with the proposal submitted by TRATON SE (“TRATON”) to the Board of Directors of the Issuer described in Item 4 below.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented by adding the following paragraphs:

On October 14, 2020, TRATON delivered a letter (the “October 14 Letter”) to the Board of Directors of the Issuer in which TRATON informed the Issuer that its September 10 offer of USD 43.00 per share in cash for all of the outstanding shares of the Issuer’s Common Stock, other than any shares held by TRATON or its affiliates, represents TRATON’s best and final offer and would expire at 6pm CET on October 16, 2020, unless prior to that time the Issuer’s Board has notified TRATON in writing of its willingness to proceed with discussions with a view to entering into a transaction at that price.

Further to the original Proposal delivered on January 30, 2020, the October 14 Letter is subject to certain conditions, including the negotiation of a definitive merger agreement and support agreements, and the approval of the agreed transaction by the relevant boards at TRATON and at Volkswagen. No assurance can be given that a definitive merger agreement with respect to the October 14 Letter will be entered into or whether the proposed transaction will eventually be consummated. On October 14, 2020, TRATON issued a press release.

The October 14 Letter could result in one or more of the actions specified in clauses (a)−(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present Board of Directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer’s securities from the New York Stock Exchange, and a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. One or more of the Reporting Persons may take actions in furtherance of the October 14 Letter or any amendment thereof.

The Reporting Persons may at any time, or from time to time, amend, pursue, or choose not to pursue the October 14 Letter; change the terms of the October 14 Letter, including the price, conditions, or scope of the transaction; take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the transaction described in the October 14 Letter; otherwise seek control or seek to influence the management and policies of the Company; or change their intentions with respect to any such matters.

A copy of the October 14 Letter is filed as Exhibit 12 to this Schedule 13D, and is incorporated by reference into this Item 4. A copy of the press release issued by TRATON is filed as Exhibit 13 to this Schedule 13D, and is incorporated by reference into this Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by incorporating by reference in its entirety the description of the October 14 Letter and the other matters set forth in Item 4 above.

Item 7. Material to be Filed as Exhibits

Exhibit 12: October 14 Letter, from TRATON SE to the Board of Directors of Navistar International Corporation dated as of October 14, 2020 (filed herewith).

Exhibit 13: TRATON SE Press Release, dated as of October 14, 2020 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRATON SE

14 October, 2020
Date

/s/ Matthias Gründler
Signature

Matthias Gründler, Chief Executive Officer

14 October, 2020
Date

/s/ Christian Schulz
Signature

Christian Schulz, Chief Financial Officer

VOLKSWAGEN AG

14 October, 2020
Date

/s/ Matthias Gründler
Signature

Matthias Gründler, Chief Executive Officer of TRATON SE

14 October, 2020
Date

/s/ Christian Schulz
Signature

Christian Schulz, Chief Financial Officer of TRATON SE